September 25, 2019

Erxin Zeng
Chief Executive Officer
Golden Bull Ltd
707 Zhang Yang Road
Sino Life Tower, F35
Pudong, Shanghai, China 200120

       Re: Golden Bull Ltd
           Form 20-F for Fiscal Year Ended December 31, 2018
           Response dated August 30, 2019
           File No. 001-38421

Dear Mr. Zeng:

        We have reviewed your August 30, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2019 letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Note 7 - Taxes, page F-19

1. We note your response and corresponding Exhibits provided in response to comment 2.
      As noted in your revised forecast in Exhibit C, due to the increasingly stricter regulations of the P2P industry by the Chinese government you now forecast losses in all future periods. Based on your historical losses and your revised forecast of projected losses, please recognize a valuation allowance on your deferred tax asset or tell us further how and why you have determined that a valuation allowance is not appropriate.
 Erxin Zeng
Golden Bull Ltd
September 25, 2019
Page 2

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



                                                         Sincerely,
FirstName LastNameErxin Zeng
                                                         Division of
Corporation Finance
Comapany NameGolden Bull Ltd
                                                         Office of Financial
Services
September 25, 2019 Page 2
cc:       Jing Leng
FirstName LastName